UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Ceres, Inc.

(Name of issuer)

Common Stock, par value $0.01 per share

(Title of class of securities)

156773103

(CUSIP number)

Anne Goffard Artal Luxembourg S.A. 10-12 avenue Pasteur L-2310 Luxembourg Luxembourg (+352) 22.42.59-1

(Name, address and telephone number of person authorized to receive notices and communications)

March 10, 2014

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 156773103	Page 2 of 12 Pages

(1)	Names of reporting persons Artal Luxembourg S.A.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization Luxembourg
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 8,683,914 (See Item 5)
	(8)	Shared voting power 0
	(9)	Sole dispositive power 8,683,914 (See Item 5)
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 8,683,914 (See Item 5)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 17.8% (See Item 5)
(14)	Type of reporting person (see instructions) OO

SCHEDULE 13D

CUSIP No. 156773103	Page 3 of 12 Pages

(1)	Names of reporting persons Artal International S.C.A.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization Luxembourg
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 8,683,914 (See Item 5)
	(8)	Shared voting power 0
	(9)	Sole dispositive power 8,683,914 (See Item 5)
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 8,683,914 (See Item 5)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 17.8% (See Item 5)
(14)	Type of reporting person (see instructions) OO

SCHEDULE 13D

CUSIP No. 156773103	Page 4 of 12 Pages

(1)	Names of reporting persons Artal International Management S.A.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization Luxembourg
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 8,683,914 (See Item 5)
	(8)	Shared voting power 0
	(9)	Sole dispositive power 8,683,914 (See Item 5)
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 8,683,914 (See Item 5)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 17.8% (See Item 5)
(14)	Type of reporting person (see instructions) OO

SCHEDULE 13D

CUSIP No. 156773103	Page 5 of 12 Pages

(1)	Names of reporting persons Artal Group S.A.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization Luxembourg
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 8,683,914 (See Item 5)
	(8)	Shared voting power 0
	(9)	Sole dispositive power 8,683,914 (See Item 5)
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 8,683,914 (See Item 5)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 17.8% (See Item 5)
(14)	Type of reporting person (see instructions) OO

SCHEDULE 13D

CUSIP No. 156773103	Page 6 of 12 Pages

(1)	Names of reporting persons Westend S.A.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization Luxembourg
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 8,683,914 (See Item 5)
	(8)	Shared voting power 0
	(9)	Sole dispositive power 8,683,914 (See Item 5)
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 8,683,914 (See Item 5)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 17.8% (See Item 5)
(14)	Type of reporting person (see instructions) OO

SCHEDULE 13D

CUSIP No. 156773103	Page 7 of 12 Pages

(1)	Names of reporting persons Stichting Administratiekantoor Westend
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization The Netherlands
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 8,683,914 (See Item 5)
	(8)	Shared voting power 0
	(9)	Sole dispositive power 8,683,914 (See Item 5)
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 8,683,914 (See Item 5)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 17.8% (See Item 5)
(14)	Type of reporting person (see instructions) OO

SCHEDULE 13D

CUSIP No. 156773103	Page 8 of 12 Pages

(1)	Names of reporting persons Mr. Pascal Minne
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization Belgium
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 8,683,914 (See Item 5)
	(8)	Shared voting power 0
	(9)	Sole dispositive power 8,683,914 (See Item 5)
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 8,683,914 (See Item 5)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 17.8% (See Item 5)
(14)	Type of reporting person (see instructions) IN

SCHEDULE 13D

Page 9 of 12 Pages

This Amendment No. 1 hereby amends and supplements the statement on Schedule 13D, relating to the common stock, par value $0.01 per share (the “Common Stock”), of Ceres, Inc., a Delaware corporation (the “Issuer” or “Ceres”), initially filed on March 2, 2012 (as so amended, the “Statement”). All capitalized terms not otherwise defined herein have the meaning assigned to them in the Statement.

Item 2. Identity and Background

Item 2 of the Statement is hereby amended and restated as follows:

This statement is being filed by Artal Luxembourg S.A., a Luxembourg société anonyme, Artal International S.C.A., a Luxembourg limited partnership, Artal International Management S.A., a Luxembourg société anonyme, Artal Group S.A., a Luxembourg société anonyme, Westend S.A., a Luxembourg société anonyme (“Westend”), Stichting Administratiekantoor Westend, a Netherlands foundation (the “Stichting”), and Mr. Pascal Minne, a citizen of Belgium (together, the “Reporting Persons”).

The address of the principal place of business and principal office of Artal Luxembourg S.A., Artal International S.C.A., Artal International Management S.A., Artal Group S.A. and Westend is 10-12 avenue Pasteur, L-2310, Luxembourg, Luxembourg. Artal Luxembourg S.A., a wholly owned subsidiary of Artal International S.C.A., is principally engaged in the business of owning its subsidiaries. Artal International S.C.A., a wholly owned subsidiary of Artal Group S.A., is principally engaged in the business of owning Artal Luxembourg S.A. and its subsidiaries. Artal International Management S.A., a wholly owned subsidiary of Artal Group S.A, is principally engaged in the business of managing Artal International S.C.A. Artal Group S.A., a wholly owned subsidiary of Westend, is principally engaged in the business of owning Artal International Management S.A., and Artal International S.C.A. and its subsidiaries. Westend, a wholly owned subsidiary of the Stichting, is principally engaged in the business of owning Artal Group S.A. and its subsidiaries. The address of the principal place of business and principal office of the Stichting is De Boelelaan 7, NL-1083 HJ Amsterdam, The Netherlands. The Stichting is principally engaged in the business of owning Westend and its subsidiaries. Mr. Minne is the sole member of the board of the Stichting. Mr. Minne is a citizen of Belgium; his present principal occupation is as a partner at Petercam, a financial services company; and his business address is Place Ste. Gudule, 19, B-1000, Bruxelles, Belgium.

The managing directors of Artal Luxembourg S.A. are Mr. Bernard Darimont and Mrs. Anne Goffard, and the directors of Artal Luxembourg S.A. are Mrs. Françoise De Wael and Mrs. Audrey Le Pit. The managing directors of Artal International Management S.A. are Mr. Darimont, Mrs. Goffard and Mr. Paul Köhler, and the directors of Artal International Management S.A. are Mrs. De Wael, Mrs. Le Pit and Mr. Christian Tedeschi. The managing partner of Artal International S.C.A. is Artal International Management S.A. Mr. Darimont is a citizen of Belgium; his present principal occupation is as a managing director of Artal Services N.V.; and his business address is Woluwedal 28 (bte 14), 1932 Sint-Stevens-Woluwe, Belgium. Mrs. Goffard is a citizen of Belgium; her present principal occupation is as an employee of Artal International S.C.A.; and her business address is the same as for Artal International S.C.A. Mr. Köhler is a citizen of The Netherlands; his present principal occupation is as a managing director of Artal International Management S.A.; and his business address is the same as for Artal International Management S.A. Mrs. Le Pit is a citizen of France; her present principal occupation is as an employee of Artal International S.C.A.; and her business address is the same as for Artal International S.C.A. Mrs. de Wael is a citizen of Belgium; her present principal occupation is as a managing director of Artal Services N.V.; and her business address is Woluwedal 28 (bte 14), 1932 Sint-Stevens-Woluwe, Belgium. Mr. Tedeschi is a citizen of Switzerland; his present principal occupation is as branch manager of the Swiss branch of Artal International S.C.A.; and his business address is 19A Rue de la Croix d’Or, Case Postale 3101, CH-1211 Genève 3, Switzerland.

SCHEDULE 13D

Page 10 of 12 Pages

The directors of Artal Group S.A. are Mr. Eric Wittouck (Chairman), Mr. Pierre Ahlborn, Mr. Jean Frederic Andersen, Mr. Raymond Debbane (Managing Director), Mr. Eric Jolly, Mr. Lawrence Lunt and Mr. Minne. Mr. Wittouck is a citizen of Belgium, and his present principal occupation is as the Chairman of the board of Artal Group S.A. Mr. Pierre Ahlborn is a citizen of Luxembourg; his present principal occupation is as the chief executive officer of Banque de Luxembourg S.A.; and his business address is 14, Bd. Royal, L-2449, Luxembourg, Luxembourg. Mr. Andersen is a citizen of Belgium, and his present principal occupation is as a director of Artal Group S.A. Mr. Debbane is a citizen of Panama, and his present principal occupation is as the president of The Invus Group, LLC and chief executive officer of Artal Group S. A. Mr. Debbane is also a member of the board of directors of Ceres, and his business address is c/o The Invus Group, LLC, 750 Lexington Avenue, 30th Floor, New York, NY 10022. Mr. Jolly is a citizen of Belgium, and his present principal occupation is as a director of Artal Group S.A. Mr. Lunt is a citizen of Belgium; his present principal occupation is as a financial advisor at Armonia LLC; and his business address is 73, Arch Street, Greenwich, Connecticut 06803. The information for Mr. Minne is provided above. Unless otherwise noted above, the business address of each of the directors of Artal Group S.A. is the same as for Artal Group S.A.

The directors of Westend S.A. are Mrs. Goffard (Managing Director), Mr. Minne and Mr. Denis Pittet. The information for Mrs. Goffard and Mr. Minne is provided above. Mr. Pittet is a citizen of Switzerland; his present principal occupation is as an employee in financial services at Lombard Odier Darier Hentsch & Cie; and his business address is Rue de la Corraterie, 11 1204 Geneva, Switzerland.

During the last five years, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the other persons named in this Item 2: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Statement is hereby amended and supplemented by inserting the following new paragraphs immediately after the last paragraph thereof:

On November 9, 2012, Artal Luxembourg S.A. acquired 135,232 shares of Common Stock from one of its affiliates that is not a reporting person under the Statement. Artal Luxembourg S.A. acquired such shares with funds obtained from proceeds generated by the sale of investments directly or indirectly held by it.

On March 10, 2014, Artal Luxembourg S.A. purchased 4,000,000 shares of Common Stock for an aggregate amount of $4,000,000 from the underwriter in a public offering of Common Stock at the public offering price of $1.00 per share. Artal Luxembourg S.A. acquired such shares with funds obtained from proceeds generated by the sale of investments directly or indirectly held by it.

SCHEDULE 13D

Page 11 of 12 Pages

Item 4. Purpose of Transaction

Item 4 of the Statement is hereby amended and supplemented by inserting the following new paragraph immediately after the second paragraph thereof:

On January 24, 2014, Ceres announced an intention to conduct a public offering of Common Stock. On March 4, 2014, Ceres entered into an underwriting agreement with the underwriter named therein for the public offering, issuance and sale of 20,000,000 shares of Common Stock, plus an additional 3,000,000 shares to cover over-allotments, if any (the “2014 Issuer Public Offering”). On March 10, 2014, Ceres completed the 2014 Issuer Public Offering by issuing and selling 23,000,000 shares of Common Stock, including 3,000,000 shares of Common Stock upon exercise of the underwriter’s over-allotment option under the underwriting agreement relating to the 2014 Issuer Public Offering. Artal Luxembourg S.A. purchased 4,000,000 shares of Common Stock from the underwriter in the 2014 Issuer Public Offering at the public offering price of $1.00 per share.

SCHEDULE 13D

Page 12 of 12 Pages

Item 5. Interest in Securities of the Issuer

Item 5 of the Statement is hereby amended and supplemented by replacing clauses (a) to (c) thereof with the following new clauses (a) to (c):

(a)-(b) The information contained on the cover pages of this Statement is incorporated herein by reference.

As of March 10, 2014, Artal Luxembourg S.A. is (1) the record owner of 8,192,167 shares, or approximately 17.0%, of the Common Stock outstanding, and (2) the beneficial owner of 8,683,914 shares, or approximately 17.8%, of the Common Stock outstanding (including 491,747 shares of Common Stock that may be acquired pursuant to the exercise of Series F and Series G common stock warrants held by Artal Luxembourg S.A.), in each case based on 48,204,602 shares of Common Stock issued and outstanding as of March 10, 2014, as provided by Ceres. Artal Luxembourg S.A. is a wholly owned subsidiary of Artal International S.C.A., which is a wholly owned subsidiary of Artal Group S.A. and which is managed by its managing partner, Artal International Management S.A., which is also a wholly owned subsidiary of Artal Group S.A., which is a wholly owned subsidiary of Westend, which is a wholly owned subsidiary of the Stichting, whose sole member of its board is Mr. Pascal Minne. Consequently, each of the Reporting Persons may be deemed, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, to be the beneficial owner of the shares of Common Stock and Series F and Series G common stock warrants held by Artal Luxembourg S.A., but each Reporting Person disclaims such beneficial ownership.

Except for Messrs. Debbane and Minne, none of the individuals listed in Item 2 hereof beneficially owns any shares of Common Stock. As of March 10, 2014, Mr. Debbane beneficially owns 63,470 shares of Common Stock (including 31,131 shares of Common Stock held by Invus C.V. (the general partner of which is Ulys, L.L.C., the sole member of which is Mr. Debbane), which Invus C.V. received in September 2012 in an in-kind distribution from an investment fund in which it was a limited partner) and maintains the sole power to vote or direct the vote and to dispose or direct the disposition of such shares, which represent less than 1% of the number of shares of Common Stock issued and outstanding. Mr. Debbane disclaims beneficial ownership of the shares of Common Stock held by Invus C.V. As described above, Mr. Minne disclaims beneficial ownership of the shares of Common Stock and warrants reported on this Statement.

(c) Except as set forth in Item 3 hereof, there have been no transactions in shares of Common Stock by any of the Reporting Persons or by any individuals or entities named in Item 2 of the Statement during the past 60 days.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

ARTAL LUXEMBOURG S.A.

By:	/s/ Anne Goffard
Name:	Anne Goffard
Title:	Managing Director

ARTAL INTERNATIONAL S.C.A.

By:	/s/ Anne Goffard
Name:	Anne Goffard
Title:	Managing Director of Artal International Management S.A., Managing Partner of Artal International S.C.A.

ARTAL INTERNATIONAL MANAGEMENT S.A.

By:	/s/ Anne Goffard
Name:	Anne Goffard
Title:	Managing Director

ARTAL GROUP S.A.

By:	/s/ Anne Goffard
Name:	Anne Goffard
Title:	Authorized Person

WESTEND S.A.

By:	/s/ Pascal Minne
Name:	Pascal Minne
Title:	Director

STICHTING ADMINISTRATIEKANTOOR WESTEND

By:	/s/ Pascal Minne
Name:	Pascal Minne
Title:	Sole Member of the Board

MR. PASCAL MINNE

/s/ Pascal Minne

Dated: March 12, 2014